UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐	No ☒

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE - ISRAEL LTD. COMMENCES TENDER OFFER FOR SHARES IN BLUE SQUARE CHAIN PROPERTIES & INVESTMENTS LTD THAT ARE NOT CURRENTLY HELD BY BLUE SQUARE

Rosh Ha'ayin, Israel, September 24, 2008 - Blue Square - Israel Ltd. (NYSE:BSI) (the "Company") announced today that the Company has commenced a cash tender offer to acquire the ordinary shares of Blue Square Chain Properties & Investments Ltd ("BSIP") that are not currently owned by the Company. The Company currently owns approximately 80% of BSIP's outstanding ordinary shares.

The tender offer period will remain open through October 27, 2008 and is for the price per share of 23 New Israeli Shekels(approximately $6.72) and for total consideration of NIS 151 Million (approximately $44 million). The tender offer will not be completed if holders of 5% or more of the outstanding BSIP ordinary shares do not accept the offer. If holders of less than 5% of the outstanding BSIP ordinary shares do not accept the offer, the Company will purchase the shares of such dissenting shareholders at the tender price. The tender offer documents, detailing other terms of the offer, have been filed with the Israeli Securities Authority.

In the context of its tender offer, the Company has disclosed, among other things, the following information as understood by the Company with respect to BSIP, that is in addition to information contained in public reports published by BSIP and which may also be relevant to the Company;

1.
To the best of the Company's knowledge, BSIP estimates that its sales in the nine months ending September 30, 2008 will be approximately NIS 3.190-3.220 billion compared with sales of approximately NIS 3.125 billion in the comparable period in 2007, and the total operating profit of BSIP in the nine months ending September 30, 2008 will be approximately 5% -15% less than BSIP's operating profit in the comparable period in 2007 which was approximately NIS 90 million.

2.
The management of the Company and BSIP are working on a strategic plan for the operation of the Blue Square group of companies (the "Group"), which includes the Company, BSIP, and their subsidiaries. The plan, which has not yet been approved by the companies' respective boards of directors, may include addressing and improving the supply chain for the Group, the development of a private label brand for the Group, expansion of the Group's customer loyalty plan, the expansion of the non-food sector, and addressing the store formats of Group, including the establishment of a new discount store format. The supermarket stores that would be transferred to the new discount store format may include stores that are currently operated by BSIP under the Mega and Shef Shuk store formats. The desired result of the transfer of stores to the new discount store format would be lower prices in the transferred store formats, resulting in lower profit margin but possible higher revenues. There is no certainly that this plan will be approved, and, if it is approved, what final form the plan would take, including topics covered by the plan and the plan's anticipated costs and schedule for implementation. Moreover, if it is approved, we cannot predict at this time its impact on the company.

* * *
Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 194 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD.

Dated: September 24, 2008	By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary